UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-31332
CUSIP NUMBER: 53634X

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	FOR THE QUARTER ENDED SEPTEMBER 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LIQUIDMETAL TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

3045 Esperanza
Address of Principal Executive Office (Street and Number)

Rancho Santa Margarita, California 92688
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file its report on Form 10-Q for the third quarter ended September 30, 2007 without unreasonable effort or expense.  As previously announced in our 8-K dated July 24, 2007, we have completed an $11.1 million financing transaction that resulted in transfer of our Liquidmetal Coatings division to a newly formed, newly capitalized subsidiary.  In addition to work associated with the 10Q, the Company’s finance team has focused its efforts on the setup of the new subsidiary’s accounting system.  Due to the amount of work associated with this, we were unable to file the Form 10-Q by the November 9, 2007 deadline.

The Registrant expects to file its Form 10-Q within the prescribed extended period of November 14, 2007.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Won Chung	949	635-2192
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that the Registrant’s sales and cost of sales be approximately $7.1 million and approximately $5.2 million for the three months ended September 30, 2007 compared to $8.0 million and $6.4 million for the three months ended September 30, 2006.   Net loss is expected to be approximately $1.5 million for the three months ended September 30, 2007 compared to net income of $0.1 million for the three months ended September 30, 2006.  The decrease in sales and cost of sales recorded in this quarter compared to those for the three months ended September 30, 2006 were attributable primarily to decreases in sales of our parts manufactured from bulk Liquidmetal alloys to consumer electronics customers from increased reliance on licensees to manufacture and sell bulk Liquidmetal alloys parts to customers based in South Korea.  The increase in net loss compared to that of the quarter ended September 30, 2006 was primarily attributable to a decrease in benefit from the change in value of warrants and embedded conversion feature of our convertible debt of $2.5 million primarily from fluctuations in our stock price.

LIQUIDMETAL TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2007	By	/s/ Larry E. Buffington
Larry E. Buffington President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).